VIA EDGAR

November 16, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sterling Bancorp, Inc. Registration Statement on Form S-1 Registration No. 333-221016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter for the Sterling Bancorp, Inc. proposed initial public offering of its common stock, hereby joins Sterling Bancorp, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:30 p.m. (Eastern time) on Thursday, November 16, 2017, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that we have distributed approximately 674 copies of the Preliminary Prospectus, dated November 7, 2017.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp.,

the sole general partner

By:	/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory